20F ITEM 19 Exhibit 4.e

CARRIED INTEREST AGREEMENT

THIS AGREEMENT is made and entered on this 18th day of February, 2000 (hereinafter the "Effective Date"), by and between KIMBER RESOURCES INC., a British Columbia Canada corporation with its principal office located at 400 – 789 West Pender Street, Vancouver, B.C., Canada V6C 1H2 (hereinafter "KRI"), and THORNE INTERNATIONAL LTD., a Virginia corporation with its principal office located at 2120 Wordsworth Court, Suite 402, Herndon, Virginia 20170, (hereinafter "TIL"), and MINERA AYUTLA S.A. DE C.V., a Mexican corporation with its principal office located at Dr. Aguilar 150, Hermosillo, Sonora, Mexico (hereinafter "MAS") (Collectively, TIL and MAS are referred to herein as the "Developers") for the purpose of establishing a Carried Interest Agreement between them.

RECITALS:

         A.           TIL and MAS are in the business of developing mineral properties in Mexico and throughout the rest of the world. TIL and MAS previously held the option rights for the properties collectively known as the Monterde Project in Chihuahua, Mexico.

         B.           KRI is in the mining business and recognizes TIL and MAS's expertise in the area of mineral development and mining services within the nation of Mexico.

         C.           KRI through its Mexican limited liability partnership, Minera Monterde S. de R.L. de C. V. ("Minera Monterde") desires to obtain a 100% interest in the options related to the Monterde Project directly with the concessionaires. In return for giving up their rights to the options, and the substantial assistance they have provided in securing the new options, TIL and MAS are willing to receive the compensation outlined in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, and warranties which appear below the Parties hereto agree as follows.

ARTICLE I: DEFINITIONS AND TERMS

1.01 Definitions. For purposes of this Agreement, the following terms are defined as set forth below:

                   Affiliate means any Person who directly controls, is controlled by, or is under common control with another Person. For purposes of this definition "control," "controlled by," and "under common control with" mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or otherwise.)

                   Attachment means an exhibit attached to this Agreement unless otherwise specified.

                   Agreement means this Carried Interest Agreement, including all Addenda, Attachments, Schedules and Exhibits, as it may be renewed, extended, restated, amended, or supplemented from time to time.

                   Back-In Right means the right of TIL and MAS to acquire an additional Carried Interest in the Monterde Project in accordance with the provisions of Section 3.02

                   Back-In Right Fee shall have the meaning set out in Section 3.02 of this Agreement.

                   Business Day means every day from Monday to Friday inclusive on which commercial banks in the Province of British Columbia are open for the transaction of business with the public.

                   Carried Interest shall have the meaning set out in Section 3.01 of this Agreement.

                   Confidential Information is defined in Section 6.12.

                   Effective Date is defined in the initial paragraph of this Agreement.

                   Laws means all applicable statutes, laws, treaties, ordinances, rules, regulations, orders, writs, injunctions, decrees, judgments or opinions of any Tribunal in force and binding on the parties hereto, or any of them.

                   Monterde Project the collection of mineral concessions located in Mexico and further described in Attachment A to this Agreement.

                   Person means any individual, entity, or Tribunal.

                  Property means any geographic area, mineral concession right, either exploration or exploitation, or any other property rights including all surface and subsurface rights.

                   Rights means legal and equitable rights, remedies, powers, privileges and benefits.

                   Taxes means all charges of any nature whatsoever imposed by any Law or Tribunal.

                   Tribunal means any (a) local, state, or federal judicial, executive, administrative, regulatory, or legislative instrumentality, and (b) private arbitration board or panel.

                    Triggering Event means the first of the following events to occur:

a.	The completion of a feasibility study on one or more of the Monterde Project Properties;

b.
The expenditure of US $750,000 on the exploration and/or development (including the preparation of a feasibility study) of one or more of the Monterde Project Properties by either KRI or any third party;

c.	The transfer, sale or option of 50% or more of KRI's interest in one or more of the Monterde Project Properties to a third party;

d.	The application by KRI to have its common shares listed for trading, either directly or indirectly, on any stock exchange; or

e.	The fourth anniversary of the Effective Date of this Agreement.

1.02 Number and Gender of Words. Whenever in this Agreement the singular number is used, the same shall include the plural where appropriate, and words of any gender shall include each other gender where appropriate.

1.03. Headings. The headings, captions, and abbreviations used in this agreement are for convenience only and do not limit, amplify, or modify the terms of this Agreement.

1.04. Minera Monterde to act for KRI in Mexico. Any benefits or obligations of KRI in this Agreement to take effect in Mexico shall be received by Minera Monterde or carried out by Minera Monterde for and on behalf of KRI.

ARTICLE II: CREATION, NATURE AND TERM OF RELATIONSHIP

2.01. Nature of Relationship. The parties hereto have contemplated that TIL and MAS be compensated in the manner contained herein for their interest in the Monterde Project and for their efforts in assisting in the transfer of those interests to KRI. It is the parties' intention that the Developers ultimately become shareholders in KRI through a conversion of their Carried Interests in the Monterde Project into an equal percentage ownership of KRI common stock. Although the parties hereto intend to work closely to develop the Monterde Project, nothing contained herein, either express or implied, should be taken as representing the existence of either a partnership or entity relationship between the Developers and KRI.

2.02. Term. The initial term of this Agreement is ten (10) years from the Effective Date of this Agreement. This Agreement may be terminated at any time by the written agreement of the parties hereto. The initial ten year term may be extended by the written agreement of the parties.

ARTICLE III: COMPENSATION

3.01. Interest in Properties. Until exchanged for common shares in the outstanding capital of KRI, TIL and MAS are collectively entitled to a total 10% Carried Interest. TIL shall be entitled to a 2% Carried Interest and MAS shall be entitled to an 8% Carried Interest, respectively. For the purposes of this Agreement "Carried Interest" shall mean the stated percentage interest in whatever percentage property interest KRI has or ultimately does acquire through its option agreements with the concessionaires or owners of the Monterde Project. Provided however, KRI may deal with its interest in the Monterde Project in whatever manner it deems appropriate, including entering into any joint venture agreement with a third party, such that KRI's interest in the Monterde Project is reduced, and the Carried Interests of TIL and MAS will similarly be reduced pro rata. The foregoing notwithstanding, TIL and MAS shall have the right, upon ninety days prior notice to be given by KRI, to acquire any of the Monterde Project Properties, or such interest therein as KRI holds, which KRI intends to abandon.

3.02 Back-In Right. Upon the Triggering Event, TIL and MAS shall have the right to acquire a total additional 15% Carried Interest in the Monterde Project for an amount equal to the lesser of 22.5% of the total exploration and development costs (including the costs of carrying out a feasibility study) incurred since the Effective Date on the Monterde Project or US$168,750 (herein called the "Back-In Right Fee"). Of the additional 15% Carried Interest TIL shall have the right to acquire a 3% Carried Interest under this section for a price equal to the lesser of 4.5% of the total exploration and development costs incurred since the Effective Date or US$33,750 and MAS shall have the right to acquire a 12% Carried Interest under this section for a price equal to the lesser of 18% of the total exploration and development costs incurred since the Effective Date or US$135,000. The total exploration and development costs incurred by KRI shall be determined at the time the Triggering Event occurs and shall be included in a notice of the Triggering Event which shall be given by KRI to the Developers forthwith after the occurrence of the Triggering Event. The Developers shall have the right to exercise their Back-In Right by paying the Back-In Right Fee in full for a period of sixty (60) days following notice from KRI of the Triggering Event. Each of the Developers shall provide notice to the other and to KRI within 45 days following receipt of the Triggering Event notice from KRI if it intends to exercise its Back-In Right and failing such notice a Developer who has given notice of its election to exercise its Back-In Right shall be entitled to the Back-In Right of the non-electing Developer and may exercise the Back-In Right with respect to the non-electing Developers percentage in accordance with the terms and conditions presented to the non-electing Developer. The Developers shall maintain at all times the right to immediately accelerate their Back-in Right by giving notice to KRI of such decision and submitting payment in the amount of $168,750. The Developers shall only have the right to accelerate their Back-in Right for the entire 15% Carried Interest.

The Parties acknowledge and agree that in the case of any sale, transfer or joint venture of an interest in the Monterde Project Properties by KRI that the Developers shall have the prior right of consultation and review with KRI regarding the terms and conditions of such sale or joint venture. KRI acknowledges that it shall act in the best interest of all the shareholders and the Developers regarding any sale, transfer or joint venture of any of the Monterde Project Properties. Moreover, in the case of a sale or transfer of an interest greater than 50% pursuant to Section 1.1(c), the Developers' Back-in Right shall be exercisable by the Developers prior to said sale or transfer. The Developers shall also have immediate access to all technical, financial and business data of KRI upon the occurrence of a Triggering Event within seven (7) days of the Triggering Event. The Parties acknowledge and agree that upon the exercise of the Back-in Right the additional Carried Interest shall be forthwith converted to a corresponding equity interest in the outstanding shares of KRI.

3.03. Equity Conversion. Subject to any regulatory approvals that KRI might have to acquire, following the Triggering Event and prior to KRI listing its common shares for trading on a public stock exchange, TIL and MAS hereby irrevocably agree to exchange their percentage Carried Interests in the Monterde Project held from time to time for that number of common shares in KRI that will confer on the Developers a resulting percentage ownership in KRI equal to their Carried Interest percentages, which TIL and MAS will accept subject to British Columbia securities laws and any stock exchange requirements. As noted above, all shares granted to the Developers shall be in direct proportion to their respective interests held under Section 3.01 and 3.02, above. The Parties hereto acknowledge and agree that the equity conversion provided in this Section 3.03 will occur prior to any listing of its common shares on a public exchange by KRI and will be deemed to occur forthwith upon any party giving notice to the others to effect the equity conversion. It is also the Parties' intention that the Carried Interests and Back-In Rights shall be converted into common stock of KRI pursuant to a Subscription Agreement that will coincide with the payment of the Back-In Right amount of Section 3.02, above.

3.04. Carried Interest in Trust. Until the equity conversion provided in Section 3.03 KRI will hold the Developers Carried Interest in trust for each of them in accordance with their respective interests. The parties acknowledge and agree that upon the request of any party they will use all reasonable efforts to cause the Developers' Carried Interest provided in this Agreement to be registered with the mining recorders office in Mexico at the cost and expense of the party requesting registration.

3.05. CDNX Approval. This Agreement is not subject to the prior acceptance of the Canadian Venture Exchange or any other Canadian or U.S. exchange. The Parties hereto acknowledge that they will make all reasonable efforts and will take all reasonable steps to ensure that the transactions contemplated under this Agreement are completed in such a manner as to facilitate, and will at the time of listing, meet the requirements of any stock exchange on which KRI applies for listing its common shares.

3.06. Financing Option. The Developers shall have the right, but not the obligation, to invest in any equity or debt financing related to the Monterde Project in percentage amounts equal to their respective percentage interest in the outstanding shares of KRI acquired pursuant to Section 3.03 above. Provided, however, that the Developers'

resulting interests and those of Affiliates or parties with whom they have a voting agreement for the voting of KRI shares do not collectively exceed 25% of the then outstanding shares of KRI. KRI will give the Developers notice of its intention to carry out a financing and the Developers shall have ten (10) business days in which to declare their intentions to KRI.

3.07. Technical Data. KRI shall make available to the Developers for viewing all technical data progress reports and interpretive data that they develop or acquire concerning the Monterde Project. Said data and information shall be available to the Developers for viewing during normal business hours at the KRI offices on reasonable advance notice. In addition, KRI will send to the developers quarterly progress reports setting forth the activities and results achieved during the previous three months.

3.08. Representations regarding Garfia and Guadalupe Properties. MAS represents and warrants to KRI that:

a.	It controls Sierra Madre Gold de Mexico, S.A. de C.V. (Herein called "SMG");

b.	SMG holds a valid and subsisting option agreement with Ismael Quezada Campos (herein called "Quezada") to purchase certain Properties more particularly known as the Guadalupe concession, number 191438 and the Ampliacion de Guadalupe concession, number _______, (hereinafter collectively called the "Guadalupe Claims") a copy of which option agreement is annexed to this Agreement as Attachment "B"( hereinafter called the "Guadalupe Option");

c.	SMG is the owner of certain properties more particularly known as the Garfia Concession, number 207449, and the Garfia Fraccion 1 Concession, number 207450, (hereinafter collectively called the "Garfia Claims") free and clear of all liens, charges and encumbrances whatsoever, apart from the outstanding taxes due as described in section 3.08(d), below;

d.	All mining and other taxes and assessment work have been paid and/or filed in accordance with the Laws of Mexico on the Garfia Claims and on the Guadalupe Claims except that there are currently approximately US$ 20,000 in mining taxes outstanding on the Garfia Claims and there are currently approximately US$ 500 in mining taxes outstanding on the Guadalupe Claims;

e.	SMG has not paid the sum of U.S.$ 2,000 payable on January 27, 2000 pursuant to the terms of the Guadalupe Option and SMG has a verbal agreement with the Owner of the Guadalupe Claims pursuant to which SMG will transfer the Guadalupe Option to KRI. Prior to the occurrence of said transfer, SMG will hold the Guadalupe Claims in trust for KRI until such time as the transfer occurs or the Guadalupe Option is exercised by SMG for the benefit of KRI.

f.	Except as herein disclosed the Guadalupe Option and the Garfia Claims are in good standing.

3.09 Transfer of Garfia Claims and Guadalupe Option MAS hereby covenants and agrees with KRI that:

a.
it will cause SMG to hold in trust and subsequently assign the Guadalupe Option to KRI and to use its best efforts to arrange for Quezada to enter into an option transfer agreement with Minera Monterde pursuant to which Minera Monterde will have the option to purchase the Guadalupe Claims under the currently existing Guadalupe Option;

b.
it will reimburse KRI for the payment of any outstanding taxes due and payable on the Guadalupe Concessions prior to January 1, 2000, through funds made available through the return of IVA taxes from the Mexican government. If MAS has not received the IVA tax refund within 12 months after the Effective Date or the IVA tax refund is insufficient to pay the outstanding taxes in full, MAS will forthwith reimburse KRI for the payment of such outstanding taxes on the Guadalupe Concessions; and

c.
it will use reasonable efforts to cause SMG to maintain the Garfia Claims in good standing for a period of not less than 12 months from the Effective Date. The parties hereto acknowledge and agree that neither the Developers nor SMG will be obligated under this Agreement to make any payments on the Garfia Claims during that time. Furthermore, the parties hereto acknowledge that there is a risk that the Garfia Claims might be cancelled by the Mexican government during that time if said tax payments are not made. MAS will keep KRI informed of any notices it or SMG receives from the government concerning tax payments and MAS hereby covenants that it will not prevent SMG from transferring any interest in the Garfia Claims to KRI or any of its Affiliates for as long as it maintains an interest in the Garfia Claims. If and when KRI decides that it wants to acquire part or all of the Garfia Claims it will give notice of such intention to MAS within the first 12 months following the Effective Date of this Agreement. MAS will only be required to make outstanding tax payments on the property following such notice by KRI and only to the extent that such taxes were due and payable prior to January 1, 2000 KRI will have the option of paying the balance of the outstanding taxes on the Garfia Claims in order to acquire those claims from SMG.

3.10. KRI Option on Guadalupe Claims. KRI hereby covenants and agrees with TIL and MAS that:

a.	it will cause Minera Monterde to enter into an option transfer agreement with Quezada pursuant to which Minera Monterde will have the option to purchase the Guadalupe Claims directly through the Guadalupe Option;

b.	it will cause Minera Monterde to pay to Quezada the sum of US$ 2,000.

ARTICLE IV:
INDEMNIFICATION

4.01. Indemnification by KRI. KRI agrees to, and does hereby, indemnify the Developers, and all the Developers' directors, officers, shareholders and employees, against all claims, damages, losses and expenses, including reasonable attorney's fees and expenses, arising out of KRI's performance or failure to perform under this Agreement and that are caused in whole or in part by KRI's willful misconduct or that are caused by the willful misconduct of any Affiliate of KRI, or of any Person employed or engaged by KRI for whose acts KRI may be liable.

4.02. Indemnification by TIL. TIL agrees to, and does hereby, indemnify KRI, and KRI's directors, officers, shareholders and employees, against all claims, damages, losses, and expenses, including reasonable attorney's fees and expenses, arising out of TIL's performance or failure to perform under this Agreement and that are caused in whole or in part by TIL's willful misconduct or that are caused by the willful misconduct of any Affiliate of TIL, or of any Person employed or engaged by TIL for whose acts TIL may be liable.

4.03. Indemnification by MAS. MAS agrees to, and does hereby, indemnify KRI, and KRI's directors, officers, shareholders and employees, against all claims, damages, losses, and expenses, including reasonable attorney's fees and expenses, arising out of MAS's performance or failure to perform under this Agreement and that are caused in whole or in part by MAS's willful misconduct or that are caused by the willful misconduct of any Affiliate of MAS, or of any Person employed or engaged by MAS for whose acts MAS may be liable.

ARTICLE V
ARBITRATION

5.01. Location. Each of the Parties hereby agrees that any decision rendered in arbitration against it may be entered in any court of record in the Province of British Columbia, Canada and may be executed against its assets in any Jurisdiction. By its signature on this Agreement, each of the Parties hereby irrevocably submits to the nonexclusive Jurisdiction of the appropriate courts in the Province of British Columbia or any such other Jurisdiction in any legal action or proceeding relating to such execution of Judgment, and designates the British Columbia Chamber of Commerce as its agent to receive, for and on its behalf, service of process in British Columbia in any legal action or proceeding relating to such execution.

5.02. Submission to Arbitration. Disputes between the Parties arising out of or in connection with this Agreement or its interpretation shall be settled in accordance with this section 5.02 and shall be settled in the first instance amicable. If amicable settlement cannot be reached within ninety (90) days following written notice by one Party to the other Parties of the existence of any such dispute, the matter will be referred to arbitration in accordance with the arbitration rules and procedures of the British Columbia International Commercial Arbitration Centre then in effect, and judgment upon any award rendered in such arbitration may be entered in any court having jurisdiction thereof. Neither party shall be precluded from bringing an action in any court of competent jurisdiction for injunctive or other provisional relief as may be necessary from time to time.

5.03. Continuing Obligations. Neither the existence of any dispute, controversy or claim, nor the fact that arbitration is pending hereunder, shall relieve any of the Parties or any of their constituent entities of their obligations under this Agreement.

5.04. Fees and Expenses. In the case of arbitration, all related expenses will be paid by the party incurring the same.

ARTICLE VI
MISCELLANEOUS

6.01. Representations and Warranties. Each Party hereby makes the following representations and warranties, which representations and warranties shall survive the execution hereof and the consummation of the transaction herein contemplated.

         1.          It is a corporation duly organized, validly existing, and in good standing under the law of the jurisdiction of its incorporation.

         2.          It has full power and authority to execute and perform this Agreement.

         3.          The individuals executing this Agreement have the full power and authority to bind their respective entities to the terms hereof and have been authorized to do so in accordance with such entities' incorporating or constating documents.

         4.           The Developers and KRI represent and warrant that they shall cooperate in good faith to accomplish the purposes of this Agreement.

6.02. Communications. Unless specifically otherwise provided, whenever this Agreement requires or permits any consent, approval, notice, request or demand from one party to another, such communication must be in writing (which may be by facsimile transmission) to be effective and shall be deemed to have been delivered (i) in the case of mail, on the tenth (10th) Business Day after it is enclosed in an envelope, addressed to the party to be notified at the address stated below, properly stamped, sealed, and deposited in the appropriate official postal service, or (ii) in the case of facsimile transmissions, when telephonic communication has been established between the respective facsimile machines of the sender and the receiver thereof.

Until changed by notice pursuant hereto, the address and facsimile number for each party is as follows:

If to KRI:	Kimber Resources Inc.
789 West Pender Street, Suite 400
Vancouver, B.C., Canada V6C 1H2
Tel: 604.669.2251
Fax: 604.669.8577
Attention: Robert Longe

If to TIL:	Thorne International Ltd.
2120 Wordsworth Court, Suite 402
Herndon, Virginia 20170
Tel: 703.995.4511
Fax: 703.736.4854
Attention: Jonathan M. January

If to MAS:	Minera Ayutla S.A. de C.V.
Dr. Aguilar 150
Hermosillo, Sonora, Mexico 83260
Tel: (5262) 171-221
Fax: (5262) 171-924
Attention: Pedro Villagran Garcia

6.03. Survival. All covenants, agreements, representations, and warranties made in this Agreement shall survive all closings under this Agreement and, to the extent expressly stated in certain Sections of this Agreement, the expiration of the Term or the early termination of this Agreement.

6.04. Applicable Law. Except where otherwise stipulated, this Agreement will be governed by the laws of the Province of British Columbia. With regard to international service, this Agreement will be governed by the statutes and regulations of British Columbia wherever applicable. The Parties stipulate to jurisdiction and venue in British Columbia.

6.05. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable; this Agreement shall be construed and enforced as if such provision had never comprised a part hereof, and the remaining provisions shall remain in full force and effect and shall not be affected by such provision. or by its severance.

6.06. Entire Agreement. This Agreement represents the entire agreement and understanding between KRI and the Developers as to the subject matter hereof. No waiver, alteration, or modification of any of the provisions of this Agreement shall be binding unless in writing and signed by a duly authorized representative of the Party against which enforcement of such waiver, alteration, or modification is sought.

6.07. Waivers. No course of dealing nor any failure or delay by any party hereto or its officers, directors, employees, representatives, or attorneys with respect to exercising any Right hereunder shall operate as any waiver thereof under this Agreement. A waiver must be in writing and signed by all parties hereto to be effective, and such waiver will be effective only in the specific instance and for the specific purpose for which it is given.

6.08. Counterparts. This Agreement may be executed in a number of identical counterparts, each of which shall be deemed an original for all purposes and all of which constitute, collectively, one agreement.

6.09. Parties Bound; Assignments. This Agreement is binding upon, and inures to the benefit of, KRI, TIL, and MAS, and their respective successors and assigns. This Agreement may not be assigned by KRI to any successor of KRI or to any other firm or entity without the prior written approval of the Developers. It is understood that such approval on the part of TIL or MAS shall not be unreasonably withheld. This Agreement may not be assigned by TIL or MAS to any successor of TIL or MAS or any other firm or entity without the prior written approval of KRI. It is understood that such approval on the part of KRI shall not be unreasonably withheld. KRI hereby acknowledges and consents to the assignment and transfer by MAS of up to 10% of its interests under this Agreement to Belgium Supply Co. of 9120 Purdy Lane, Granite Bay, California 95746 (a Nevada corporation). MAS shall have the right to make said transfer to Belgium Supply Co. at its complete discretion at any time by giving notice to KRI.

6.10. Force Majeure. Neither Party shall be liable to the other for any delay or failure to perform hereunder, which delay or failure is due to causes beyond the control of said Party, including, but not limited to: acts of God, acts of public enemy; war; acts of any national government, or any State, Province, territory or political subdivision thereof or of the District of Columbia; earthquakes; volcanic eruptions; fires; floods; epidemics, quarantine restrictions; or strikes or freight embargoes.

6.11 Area of Influence. Each of the parties hereto understands and acknowledges that any Property acquired, or in which they shall have an interest within the exterior boundary of the Garfia Claims shall form part of the Monterde Project and each of the parties shall hold in accordance with the terms of this Agreement the interest in the Monterde Project as contemplated under this Agreement. Any Properties within the exterior boundary of the Garfia Claims acquired by either or both of the Developers will be conveyed to KRI subject to the Developers Carried Interest.

6.12 Confidential Information. The parties hereto acknowledge and agree that all of the maps, geological data and other information developed by or provided to KRI relating to the Monterde Project shall be treated as confidential (herein called the "Confidential Information") and that the disclosure of such Confidential Information to third parties by anyone other than KRI would cause serious and irreparable harm to KRI and the Developers. During the term of this Agreement and for a period of three years thereafter the Developers covenant and agree with KRI that they shall retain in confidence and shall require their directors, officers, employees, consultants, representatives and agents to retain in confidence, any and all Confidential Information. The Developers will disclose the Confidential Information only to those of its employees, consultants, advisors and other agents or representatives whose duties justify the need to know such Confidential Information and who agree to treat such Confidential Information as confidential in accordance with this Agreement. The Developers will be responsible for the actions of its directors, officers, employees, consultants, or representatives agents which result in breaches of this Agreement.

All Confidential Information furnished to the Developers is and will remain the confidential property of KRI and will be returned to KRI upon request, along with all copies of, summaries of and excerpts from such Confidential Information. However, in the case that KRI abandons any property pursuant to Section 3.01, all Confidential Information related to said abandoned property shall become the property of the Developers.

The Developers need not keep confidential hereunder, any Confidential Information that it can demonstrate was rightfully in its possession prior to the disclosure by KRI, (ii) any Confidential Information that is or hereafter becomes properly and legally generally available to the public; or; (iii) any Confidential Information provided to such party by a third party under no obligation of confidentiality to KRI.

KRI acknowledges and agrees that all property information that it received prior to the execution of this Agreement is Confidential Information of the Developers and shall be used by KRI only pursuant to this Agreement. In the case of termination of this Agreement, said Confidential Information of the Developers shall be returned to them by KRI.

6.13. Disclosure of Terms of Agreement. None of the parties hereto shall disclose the terms and conditions of this Agreement to any person or entity without the prior written consent of the other parties or unless required to do so under force of law. Notwithstanding the foregoing, KRI may disclose the terms and conditions of this Agreement to such parties as are necessary to attempt to raise debt or equity financing for the Monterde Project.

         IN WITNESS WHEREOF, KRI, TIL and MAS have each caused this Agreement to be signed and delivered by its duly authorized officer or representative, all as of the Effective Date.

KRI:
Kimber Resources Inc.

By:    "R. V. Longe"
Robert Longe, President

TIL:
Thorne International Ltd.

By:"Jonathan M. January "
Jonathan M. January, President

MAS:
Minera Ayutla S.A. de C.V.

By:"Pedro Villagran Garcia"
Pedro Villagran Garcia, President

ATTACHMENT A

Monterde Properties (with Concession Numbers)

Los Hilos (209793)
Monte Verde (209794)
El Carmen (195339)
El Carmen II (209795)
Anexos de Guazapares (195535, 195536, 195537, 112692)
Garfia Fraction 1 (207450)
Garfia (207449)
Guadalupe (191438)
A. Guadalupe (            )